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                                                                     Exhibit 1.2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                              [CHINA MOBILE LOGO]

                        CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

                                  ANNOUNCEMENT

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In order to increase the utilisation rate of transmission lines, reduce significant equipment maintenance expenses for the Group's analog network and save operating costs, the Group plans to massively reduce the operating scale of its analog network and gradually terminate certain functions available on such network by the end of June 2001 and will discontinue the analog communications business by the end of 2001. The Group will adopt active measures to encourage its analog subscribers to upgrade to the Group's GSM digital mobile communications network.

In order to increase the effective utilisation rate of frequency spectrum and network system and to further enhance the Group's operational efficiency, the Group has applied to the relevant authorities in China regulating mobile communications frequencies to substitute the original 5 MHz analog spectrum with a GSM-compatible 5 MHz digital communications spectrum in the 1800 MHz frequency band, after the Group has discontinued the operation of its analog network. The usage right of the new 5 MHz spectrum will also terminate in 2005. The Company was informed today by the relevant regulatory authorities that they have approved the Group's application to substitute frequency spectrum.

Investors are advised to exercise caution in dealing in the securities of the Company.
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"ANALOG-TO-DIGITAL" UPGRADE PLAN

The board of directors (the "Board") of China Mobile (Hong Kong) Limited (the "Company", together with its subsidiaries, the "Group") announces that in order to improve the utilisation rate of transmission lines, reduce significant equipment maintenance expenses for the Group's analog network and save operating costs, the Group plans to massively reduce the operating scale of its analog network and gradually terminate certain functions available on such network by the end of June 2001 and will discontinue the analog communications business by the end of 2001. The Group will adopt active measures to encourage all its analog subscribers to upgrade to the Group's Global System for Mobile Communications ("GSM") digital communications network.

The Board believes that the discontinuation of the operation of its analog network will assist the Group in improving the overall operational efficiency. In addition, the Group can provide to its existing analog subscribers better quality digital communications services and more value-added services, and further develop the Group's wireless data services.

SUBSTITUTION OF FREQUENCY BAND

The Board has taken into consideration the fact that after the analog communications business discontinues, if the Group reallocates its existing 5 MHz Extended Total Access Communications Systems ("ETACS") frequency spectrum in the 900 MHz frequency band to be used by GSM digital network, the construction of an Extended GSM ("EGSM") network system will be required and therefore substantial additional capital investment is needed. In addition, analog subscribers will generally be required to switch to a special type of mobile handsets which suits the specific EGSM frequency spectrum. As such, this may not be cost effective. Accordingly, in order to increase the effective utilisation rate of frequency spectrum and network system and to further enhance the Group's operational efficiency, the Group has applied to the relevant authorities in China regulating mobile communications frequencies to substitute the original 5 MHz analog frequency spectrum in the 900 MHz frequency band with a GSM-compatible 5 MHz digital communications spectrum in the 1800 MHz frequency band, after the Group has discontinued the operation of its analog network. The right to use the new 5 MHz spectrum will also terminate in 2005. The Company was informed today by the relevant regulatory authorities that they have approved the Group's application to substitute frequency spectrum. After the substitution, the Group will have a total of 34 MHz spectrum resources in the 900 MHz and 1800 MHz frequency bands, which can be used in the compatible GSM and DCS1800 network systems.

The Group currently has the right to use a 24 MHz frequency spectrum in the 900 MHz frequency band. After the substitution, the Group will still own the perpetual right to use a 19 MHz frequency spectrum in the 900 MHz frequency band. Together with the Group's perpetual right to use a 10 MHz frequency spectrum in the 1800 MHz frequency band for digital mobile communications before the substitution, the Board is of the view that even with the current technology, the Group basically has sufficient spectrum resources to provide quality mobile communications. With the additional 5 MHz frequency spectrum in the 1800 MHz frequency band, the Group can further improve on its operational flexibility and efficiency, especially in high usage volume areas.

FINANCIAL IMPACT OF THE  "ANALOG TO DIGITAL"  UPGRADE PLAN ON THE GROUP

As at the end of 2000, the Group's analog network equipment had a net book value of RMB1,525 million (equivalent to approximately HK$1,431 million). The Company plans to provide for this entire amount for the year 2000.

In addition, the Company plans to encourage analog subscribers to upgrade to digital network by offering free airtime in the Group's GSM digital mobile services. Based on the Group's existing analog subscriber base of approximately
1.5 million (the total number of subscribers of the Group as at 31 December 2000 is approximately 45.13 million), the Board estimates that the cost to the Group as a result of the planned offering of free airtime to the existing analog subscribers is approximately RMB700 million (equivalent to approximately HK$657 million). The Board believes that this approach to encourage upgrade will not only reduce the Company's cash outlay but will also stimulate usage by the upgraded customers of the communications services provided by the Group.

In general, the Board believes that the "Analog to Digital" upgrade plan will enhance the operational efficiency and competitiveness of the Group, potentially stimulate usage by the Group's subscribers and is therefore beneficial to the financials and the development of the Group in the long run.

The Board notes the recent increase in the price of the shares of the Company and wish to state that the Board in not aware of any reasons for such increase. The Board also confirms that save as disclosed above, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

For your convenience, this announcement contains translations between Renminbi amounts and Hong Kong dollars at RMB1.066=HK$1.00. The translations are not representations that the Renminbi and Hong Kong dollar amounts could actually be converted at this rate, or at all.

                                                       By order of the Board
                                                CHINA MOBILE (HONG KONG) LIMITED
                                                            Wang Xiaochu
                                                              Chairman

Hong Kong, 6 April 2001